Exhibit 99.d57

May 1, 2020

GuideStone Capital Management, LLC

5005 Lyndon B. Johnson Freeway

Suite 2200

Dallas, TX 75244-6152

Re: Expense Cap Letter – Emerging Markets Equity Fund

Dear GuideStone Capital Management, LLC:

GuideStone Funds, a Delaware business trust (“the Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended. This Agreement pertains only to the Investor Class of the Emerging Markets Equity Fund series of the Trust (the “Fund”). For this Fund only, this Agreement amends and supersedes the Expense Cap and Reimbursement Arrangement letter agreement with you dated May 1, 2019.

You hereby agree to pay, waive or assume, during the period from May 1, 2020 to April 30, 2021 (“Limitation Period”), operating expenses of the Investor Class of the Fund, without regard to any expense reductions realized through use of directed brokerage (excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and expenses in connection with the short sales of securities) (“Operating Expenses”), which exceed, in the aggregate, 1.57% per annum of the Investor Class’ average daily net assets for the Fund (“Expense Limitation”).

The Investor Class of the Fund in turn agrees to reimburse you out of assets belonging to the Investor Class of the Fund for any Operating Expenses of the Class in excess of the Expense Limitation paid, waived or assumed by you for the Fund during the Limitation Period, provided that you would not be entitled to reimbursement for any amount that would cause Operating Expenses to exceed the Expense Limitation in place on the date on which (1) you paid, waived or assumed the Operating Expenses, or (2) the reimbursement would be made, whichever, is lower, and provided further that no amount will be reimbursed by the Investor Class of the Fund more than three years after the year in which it was paid, waived or assumed by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

You agree that you shall look only to the assets of the the Investor Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefore.

This Agreement is made and to be performed principally in the State of Texas, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Texas. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

GUIDESTONE FUNDS, on behalf of the Investor Class of the Emerging Markets Equity Fund

Name: John R. Jones
Title: President

The foregoing agreement is hereby accepted as of May 1, 2020.[1]

GUIDESTONE CAPITAL MANAGEMENT, LLC

Name: David S. Spika
Title: President

_______________________________

1Original agreement dated October 31, 2013

  Amended as of May 1, 2015.

  Amended as of May 1, 2016.

  Amended as of May 1, 2017.

  Amended as of May 1, 2018.

  Amended as of May 1, 2019

  Amedned as of May 1, 2020.